
April 5, 2011

By Facsimile (914.921.5384) and U.S. Mail

Peter D. Goldstein
Director of Regulatory Affairs
GAMCO Asset Management Inc.
One Corporate Center
Rye, NY 10580.

> **Re: Myers Industries, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed April 4, 2011**
> **Filed by GAMCO Asset Management Inc., Mario J. Gabelli, et. al.**
> **File No. 001-08524**

Dear Mr. Goldstein:

We have reviewed the above filing and have the following comments.

Revised Preliminary Proxy Statement

Background to the Solicitation, page 4

1.   The third paragraph of this section indicates that Mr. Gabelli had further communication with the Company concerning GAMCO's nominees for election to the Board but that no agreement or understanding between GAMCO, or any of its Participants, and the Company was reached. It is our understanding that the Company offered to put one of GAMCO's nominees on the Company's slate for the Annual Meeting in order to avoid a proxy contest and that Mr. Gabelli accepted the offer but then subsequently cancelled the agreement.   Please revise the disclosure to provide these additional details including the reasons for Mr. Gabellis's cancellation of the agreement.

Cost and Method of Solicitation, page 6

2.   We note that GAMCO will see reimbursement from the Company for expenses incurred related to the solicitation of proxies. Please disclose the total amount of expenses estimated to be spent for, in furtherance of, or in connection with the solicitation of security holders. Please see Item 4(b)(4) of Schedule 14A. While we note disclosure in this section that "no precise estimate can be made at the present time," an estimate by definition is not required to be precise.

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   Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                             Sincerely,

                                             /s/ Perry J. Hindin

                                             Perry J. Hindin
                                             Special Counsel
                                             Office of Mergers & Acquisitions